

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Jean-Pierre Sommadossi, Ph.D.
President and Chief Executive Officer
Atea Pharmaceuticals, Inc.
125 Summer Street
Boston, MA 02110

   Re: **Atea Pharmaceuticals, Inc.**
       Form S-1
       Exhibit No. 10.8
       Filed October 23, 2020
       File No. 333-249404

Dear Dr. Sommadossi:

   We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

            Sincerely,

            Division of Corporation Finance